April 20, 2020

Paul Galvin
Chief Executive Officer
SG Blocks, Inc.
195 Montague Street, 14th Floor
Brooklyn, New York 11201

       Re: SG Blocks, Inc.
           Registration Statement on Form S-1
           Filed April 15, 2020
           File No. 333-237682

Dear Mr. Galvin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer L pez, at 202-551-3792, with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services